

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Alex Wu
Chief Financial Officer
NaaS Technology Inc.
Newlink Center, Area G, Building 7, Huitong Times Square
No.1 Yaojiayuan South Road, Chaoyang District
Beijing, 100024
The People's Republic of China

> **Re: NaaS Technology Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-38235**

Dear Alex Wu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Shu Du